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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

COMMISSION FILE No. 1-9912

NOVA Gas Transmission Ltd.

450 - 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐                        Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

A copy of the Registrant's interim unaudited financial statements for the second quarter and the six month period ended June 30, 2004, including Management's Discussion and Analysis of Results of Operations and Financial Condition for the same period, is furnished herewith.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Gas Transmission Ltd.
By:	/s/ Russell K. Girling Russell K. Girling, Director

July 28, 2004

EXHIBIT INDEX

1
Interim unaudited financial statements for the second quarter and the six month period ended June 30, 2004; including Management's Discussion and Analysis of Results of Operations and Financial Condition for the same period.

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SIGNATURES
EXHIBIT INDEX